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                               POLLET & RICHARDSON
                                A LAW CORPORATION
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154



                                  March 8, 2002

VIA EDGAR, OVERNIGHT MAIL AND FACSIMILE
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Mail Stop 0306

Attn:    Mr. Russell Mancuso
         Mr. Thomas Jones

       Re:    Flexxtech Corporation
              Application for Withdrawal of Registration Statement on Form SB-2 File No.: 333-76652
              -------------------

Dear Sirs:

         We have been recently retained as securities counsel for Flexxtech Corporation (the "Registrant"). On behalf of the Registrant, we hereby request pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on January 14, 2002 (File No. 333-76652) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has concluded that the revisions requested by the Commission as indicated in the comment letter dated February 15, 2002 are both material and extensive, and warrant a material redrafting of the prospectus in its entirety. The Registrant further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Registration Statement have been offered or sold.

         Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided. If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at Pollet & Richardson at (310) 208-1182.


                                           Very truly yours,
                                           POLLET & RICHARDSON
                                           A LAW CORPORATION


                                           By: /s/ Nimish Patel
                                               ------------------------------
                                               Nimish Patel, Esq.


cc: Mr. Greg Mardock